

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 19, 2017

Via E-Mail
Anna Varlamova
President
Bitmis Corp.
Unit No. 5784, 152 Chartered Square Building, 212/19
Bangkok, Thailand 10500

>   **Re: Bitmis Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 4, 2017**
>   **File No. 333-214469**

Dear Ms. Varlamova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

Risk Factors, page 7

1. We note disclosure on page 16 in the paragraph entitled "5. Consultants" that you plan to engage with professional freelance lawyers, marketing experts and interpreters to carry out all of the jobs concerning your service. As requested in comment 6 of our letter dated December 2, 2016, please discuss the risks associated with your ability to hire appropriately qualified personnel and the risks associated with your reliance on freelance professionals in rendering your services.

Government Regulation, page 19

2. We note the disclosure you have provided in response to comment 12 of our letter dated December 2, 2016. Please clarify what license, authorizations or professional

qualifications the professional freelance lawyers and other consultants whom you will engage to carry out your service must have in order to render these services.

Directors, Executive Officers, Promoter and Control Persons, page 19

3. We note your response to comments six and 13 in our letter dated December 2, 2016. Please revise your disclosure on page 20 to clarify what formal training or education, if any, Ms. Varlamova has in connection with her study of investment opportunities, tax and legal regulations. Also, please clearly disclose the nature of the work and responsibilities Ms. Varlamova has had in her "more than one year of practice in the Thai consulting market."

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction